UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68673

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1017 Mumma Rd, STE 302
(No. and Street)

Lemoyne	PA	17043-1145
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Weeks	678.679.8642	cweeks@commonwealthadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman and Company, CPAs, PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd, STE 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Bybel, Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Advisors, Inc, as of 12/31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President and CEO

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Alexandra M. Sipe, Notary Public
Cumberland County
My commission expires July 17, 2028
Commission number 1299497
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2024

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMMONWEALTH ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2024

Table of Contents

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc as of December 31, 2024, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Advisors, Inc's management. Our responsibility is to express an opinion on Commonwealth Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2025

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

ASSETS	
Cash & Cash Equivalents	$29,190
Accounts Receivable	$ 0

COMPUTER AND EQUIPMENT	
Computer and Equipment	$6,995
Less Accumulated Depreciation	($6,995)
Computer and Equipment - Net	$0

OTHER ASSETS	
E&O Insurance	$1,407
Deferred Tax Asset	$63,047
Other Miscellaneous Assets	$44
FINRACRD	$233
FINRA Renewal-Prepaid Assets	$2,086
TOTAL OTHER ASSETS	$66,817
TOTAL ASSETS	**$96,007**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Other Liabilities	$92
TOTAL LIABILITIES	$92

SHAREHOLDER'S EQUITY	
TOTAL SHAREHOLDER'S EQUITY	$95,915

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$96,007

The Accompanying Notes are an integral part of these Financial Statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE: Merger and Acquisition Advisory Fees	$66,227
OPERATING EXPENSES	
RR Compensation & Expenses	$63,660
Travel	$214
Audit Fees	$8,964
Regulatory Fees	$3,981
Computer & Internet Expenses	$11,022
FINOP Fee	$10,900
Insurance Expenses	$8,439
Rent	$1,690
Administrative Support	$3,500
Office Supplies & Expenses	$306
Meals, Entertainment and Conference	$1,575
TOTAL EXPENSES	$114,251
Operating Loss	($48,024)
Income Tax Benefit	$11,471
NET LOSS	($36,553)

The Accompanying Notes are an integral part of these Financial Statements

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Shares Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	TOTAL
Balance December 31, 2023	1,000	$240,150	($163,682)	$76,468
Capital Contributions		$56,000		$56,000
Net Loss			($36,553)	($36,553)
Balance December 31, 2024	1,000	$296,150	($200,235)	$95,915

The Accompanying Notes are an integral part of these Financial Statements

6

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED December 31, 2024

OPERATING ACTIVITIES	
Net Loss	($36,553)
Adjustments to reconcile Net Loss Income to net cash provided by operations:	
Accounts Receivable	$7,000
Deferred Tax Asset	($11,471)
Prepaid Assets	$75
Accounts Payable	$92
Net Cash used in operating activities	($40,857)
FINANCING ACTIVITIES	
CA Holding Capital Contribution	$56,000
Net Cash provided by Financing Activities	$56,000
NET CASH INCREASE FOR PERIOD	$15,143
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$14,047
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$29,190

The Accompanying Notes are an integral part of these Financial Statements.

1   ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the Commonwealth of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment. Depreciation Expense for 2024 is $0.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania as a Corporation.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3   RELATED PARTY TRANSACTION

The Company, effective May 1, 2022, and most recently amended effective May 1, 2024 through April 30, 2025, has a sublease agreement with an entity under common control (the "Affiliate"). Under the sublease, the Company paid the Affiliate $1,690 for specific office and administrative services provided by the Affiliate through December 31, 2024, recorded as rent. For the year ended December 31, 2024, the Company paid $790 to other related parties for reimbursement of software expenses for accounting software. As of December 31, 2024, the Company had no amount due to the Affiliate or other related parties.

4   COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2024.

4a   REVENUE RECOGNITION

The Company recognizes advisory revenue according to ASC 606 –Revenue from Contracts with Customers, upon satisfaction of performance obligations under contract. Advisory services consist of valuation services as a flat fee earned as the services are provided. The Company provides merger and acquisition services to its clients.

5   INCOME TAXES+ DEFFERED TAX ASSET

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
IRS	(9,773)	1,666	(8,107)
PA	(4,055)	691	(3,364)
	(13,828)	2,357	(11,471)

The income tax benefit differs from what is expected due to the State of Pennsylvania lowering its income tax rates thus reducing the deferred tax asset by $2,357.

Expiration Year	Federal	State
2032	54,555	62,506
2033	11,646	11,646
2035	9,212	9,212
2037	5,213	5,213
2039	16,869	16,075
2040	7,083	7,083
2041	17,454	17,454
2042	47,573	47,573
2043	55,838	55,838
2044	48,024	48,024
	273,467	280,624
2024 Tax Rates	21.00%	8.49%
	57,428	23,825
Total		81,253
Valuation Allowance		(18,206)
Deferred Tax Asset		63,047

The net Operating Loss Carry Forward as of December 31, 2024, is shown above. The Deferred Tax Asset is $81,253. The Company anticipates a valuation allowance of $18,206 to be applied to the Deferred Tax Asset based on estimated usage before expiration for a net balance of $63,047.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company has no uncertain tax positions at the year end.

The Company is evaluating new accounting standards and will implement as required.

6   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

On December 31, 2024, the Company has net allowable capital of $29,098, which is $24,098 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is .32% as of December 31, 2024. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts.

7   ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the collectability of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful account is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. There were $0 of Accounts Receivable at December 31, 2024 and $7,000 at December 31, 2023. The Accounts Receivable at December 31, 2023 was due upon receipt of services and was received, and deposited in January 2024.

8   SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and mergers and acquisition advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 45.3 percent of its total revenues from a single external customer in 2024

9.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 20, 2025, the date its Financial Statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

The Company has sustained recurring losses and negative cash flows from operations over the past two years. The Company's owner is committed to keeping the Company operating for the next 12 to 24 months via capital contributions, if necessary. Therefore, it will be able to meet its commitments and net capital requirements for that time period.

COMMONWEALTH ADVISORS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$95,915
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	$66,817
Deferred tax asset	$0
Other non-allowable assets	$0
TOTAL DEDUCTIONS	$66,817
NET CAPITAL	$29,098
AGGREGATE INDEBTEDNESS	
Accounts Payable	$92
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$5,000
Excess net capital	$24,098
Net Capital more than the greater of 10% of AI or 120% of minimum net capital requirement	$23,098
Percentage of aggregate indebtedness to net capital	.32%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF THE AMENDED FORM X-17A-5 AS OF DECEMBER 31, 2024	
There is no significant difference between the net capital in Part IIA of the Amended Form X-17A-5 and the Net Capital above.	

COMMONWEALTH ADVISORS, INC

SCHEDULES II & III

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2024, without exception.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2024, without exception.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

We have reviewed management's statements for the year ended December 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Commonwealth Advisors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Commonwealth Advisors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



COMMONWEALTH ADVISORS INC

1017 Mumma Road, Suite 302
Lemoyne, PA 17043
Office: 717-412-0859
Fax: 717-731-8205

Exemption Report

Commonwealth Advisors, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements of securities and merger and acquisitions advisory services. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Nicholas Bybel [illegible] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature] President and CEO Commonwealth Advisors, Inc.

Authorized Signature

President + CEO

Title

1/22/25

Date

1